UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2005

                        Commission File Number:  0-29840

FREEGOLD VENTURES LIMITED

(Translation of registrant’s name into English)

2303 WEST 41ST AVENUE VANCOUVER, BRITISH COLUMBIA  V6M 2A3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F __X___   Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____

Note:

Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _____

Note:

Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country"), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes:  _____       No:  __X___

If “Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- ___________.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

___Freegold Ventures Limited_______

Registrant

_____"Taryn Downing"____________

Taryn Downing (Corporate Secretary)

_____June 13, 2005________________

Date

Freegold Ventures Limited

For Immediate Release

NEWS RELEASE

May 16th, 2005

Toronto Stock Exchange : ITF

OTC BB : FGOVF

                                               Website: www.freegoldventures.com

LONMIN PLC FUNDS US $1.10 MILLION EXPLORATION

PROGRAM FOR 3RD EXPLORATION SEASON, UNION BAY PLATINUM PROJECT, ALASKA

Vancouver, BC - May 16th, 2005, Freegold Ventures Limited (ITF:TSX), Pacific North West Capital Corp. (PFN:TSX), and Lonmin Plc today announced that a US $1.10  million exploration budget has been approved for the Union Bay Platinum Project, located in southeast Alaska. For the past two years Lonmin has been providing full funding for the exploration programs at Union Bay. This year's program will focus on the further delineation and drilling of targets identified as a result of previous years' field programs, in particular the targets identified from the airborne electromagnetic and magnetic surveys flown in 2004.

Harry Barr, Chairman of Freegold Ventures Limited. noted that we are extremely pleased to have Lonmin elect to fund the program at Union Bay for a third season.

In 2004, the partners carried out an extensive exploration program that consisted of reconnaissance geochemical sampling, core drilling on the Continental zone and a combined airborne magnetic and multi-frequency electromagnetic (EM) survey.

The 2004 reconnaissance program was concentrated around the Continental Zone, where the 2003 field program discovered platinum values ranging from 1 to 14 grams per tonne.  Initial 2004 field work returned significant platinum values from grab samples taken from ultramafic rock units that are located along strike of the PGE-bearing rocks on the Continental zone (see News release of September 16th, 2004 for detailed results).  The prospective magmatic units that are favorable for PGE mineralization have been traced over a composite strike length of approximately 6 kilometers.  These units remain open along strike and at depth.

During 2004, 5,973 feet of diamond core drilling was completed in 10 holes in the Continental zone.  This drilling was targeted at surface saw cut channel sample results collected in 2003 (See Press Release January 20th 2004). Drilling results at Continental indicate that the favorable magmatic horizon can be traced chemically and physically. The favorable magmatic unit consists of mixed pyroxenite and wehrlite containing variable amounts of magnetite. Similar conclusions were drawn from surface sampling at Continental in 2003.  Reconnaissance exploration conducted during and following drilling, was designed to locate and evaluate extensions of the favorable magmatic units defined at Continental.

The airborne geophysical survey consisted of 744 line kms, and resulted in the delineation of several priority targets.  Exploration in 2005 will focus on drilling targets generated from the airborne magnetic surveys and ground follow-up.

Freegold Ventures Limited

.../1

The Union Bay project is hosted in an Alaska - Uralian type zoned ultramafic complex located at tidewater 35 miles north of Ketchikan, Alaska and consists of 711 unpatented Federal lode mining claims covering 15,940 acres, and 6 State of Alaska mining claims covering 240 acres.  The project is a joint venture between Pacific North West Capital Corp, the operator, Freegold Ventures Limited and Lonmin Plc. Lonmin may earn up to a 70% interest in the project by delivering a full feasibility study. Upon the decision by the JV Management Committee to proceed to place the project into commercial production, Lonmin will arrange 100% of the required financing. Following commencement of commercial production, PFN and Freegold will each repay their share of the financing costs and contribute pro rata to operating costs

About Freegold Ventures Limited

Freegold Ventures is a gold exploration company with properties located in Idaho, Alaska and the Yukon. In Alaska. Freegold holds the Golden Summit Project, an advanced stage exploration gold project northeast of Fairbanks, Alaska. Golden Summit lies 5 miles north of the current producing Fort Knox Mine, Alaska's largest gold producer.  Freegold also holds the Rob Project in the highly prospective Tintina Gold Belt. The Tintina gold belt has emerged as one of North America's most important gold districts and hosts a number of gold deposits throughout the Yukon and Central Alaska, most notably the Fort Knox, Pogo and Brewery Creek deposits. In addition to its Alaskan gold projects Freegold holds the Union Bay PGE project, a joint venture with Pacific North West Capital Corp, and Lonmin PLC, the world's third largest producer of platinum group metals.  Other projects of significance include the Grew Creek Project Yukon, and the Almaden Gold Project Idaho.

On behalf of the Board of Directors

Harry Barr, Chairman

For further information please contact:

Investor Relations: 1.800.667.1870

Facsimile: 604.685.8045

2303 West 41st Avenue

Vancouver, BC,V6M 2A3

The Toronto Stock Exchange has neither approved nor disapproved the contents of this news release. CUSIP: 45953B107

Disclaimer

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission

Freegold Ventures Limited

For Immediate Release

NEWS RELEASE

May 10th, 2005

Toronto Stock Exchange : ITF

OTC BB : FGOVF

                                               Website: www.freegoldventures.com

FREEGOLD REVIEWS EXPLORATION ACTIVITIES

 AND ANNOUNCES PLANS FOR UPDATED RESOURCE CALCULATIONS

(Vancouver, BC) - May 10th, 2005   Until quite recently, Freegold Ventures Limited's (Freegold) (TSX: ITF) development strategy for its projects was based primarily on joint venture partnerships. However, with the high quality of projects that Freegold possesses, Freegold is also turning its attention to internal funding for these projects.

Updated 43-101 reports have been recently completed on Freegold's most significant projects - Grew Creek, Golden Summit and Almaden and have been filed on SEDAR. Of particular interest is the 43-101 report on the Almaden Gold project, which has highlighted the potential for this project to host a higher grade resource at depth.

Freegold's property portfolio already encompasses historical gold resources and Freegold is retaining consultants to update these resources to 43-101 standards.

GREW CREEK GOLD PROJECT (YUKON TERRITORY)

Freegold is planning the 2005 summer program on its Grew Creek Gold Project, Yukon Territory.

Freegold acquired the Grew Creek project last summer, and completed 12 diamond drill holes, predicated on a new geological theory that proposed that mineralization trended north-south, as opposed to previous interpretations which presupposed the mineralization trended east-west. This new interpretation suggests the original deposit area may be open for potentially significant expansion. Results from last year's drilling program indicate that the mineralization does trend north and that the quartz-adularia vein and vein stock-work system in the Golden Spike Zone is faulted into at least four separate segments.  Segments, 1, 2, and 4 are open to the north, south and to depth. Segment 3 is open to north and to depth.

Freegold Ventures Limited

.../1

At present, a new 43-101 compliant resource calculation is underway and will be completed by the end of May. It's main purpose is to aid in the planning of additional drilling both internal to and on the margins of Golden Spike Zone.

Step out holes drilled in March 2005 on the Rat Creek Zone (1.5 km to the east) intersected intense phyllic alteration associated with anomalous values in gold, silver, mercury and arsenic. The drilling intersected local fine quartz-adularia stringer zones up to 40 metres in length that yielded anomalous values up to 0.174 gm/t gold and 2.3gm/t silver (GC05-237 from 112.2-153m, 0.029- 0.14gm/t Au; GC05-240 from 127-144m, 0.038-0.175 gm/t Au & 0.5-2.3 gm/t Ag).  These results are similar to assays obtained 50 metres along trend from gold-silver mineralized quartz-adularia stockwork at the Golden Spike Zone and may indicate the presence of another Golden Spike type zone in the Rat Creek area.

This step out drilling has apparently tested the western limit of a potential northerly trending mineralized structure. Analysis of the recent and previous drilling also appears to have located the structure limits to the east.  Gold and mercury anomalies and alteration in the existing drill holes indicate that a mineralized structure may extend north and south of the drill section (GC-05-237, -238 and -240).  An east-oriented drill hole is proposed to test the northern and southern extensions of the anomalous target. Freegold will first conduct ground geophysics to help delineate targets.

Almaden Au-Ag-Hg
Mineralization Outline
Brine Pool with
Silica Sinter Aprons
Low Grade Au-Ag-Hg
Mineralization Outline
Payette Fm.
Arkosic Sandstone
Impermeable Horizon
Permeable Horizon
Potential Almaden
Bonanza Grade Au-Ag
Mineralization
Bonanza Grade Au-Ag
Quartz - Adularia Veins
Early silica sinter and replacement
Hydrothermal explosion breccia
Late pervasive silica replacement
Pervasive argillic alteration
Pervasive propylitic alteration
Magmatic heat source
Fluid Flow Direction
Mineralization Outline
Feeder Structures

Schematic cross-section through a typical low sulfidation hot springs gold - silver - mercury system. Data from Berger and Eimon (1982) and Giles and Nelson (1982). Approximate location of Almaden low grade and potential high grade mineralization shown for reference. Modified by Avalon Development, 2005.

The Qualified Person for the Grew Creek Project is Robert Stroshein, P.Eng. consulting geologist for Freegold Ventures Limited.  All assays were carried out by ALS CHEMEX.

ALMADEN GOLD PROJECT (IDAHO)

The known mineralization at the Almaden gold project is hosted in a classic hot springs-style epithermal setting and may be the upper part of a deep-seated hot springs system with potential for bonanza grade quartz vein-hosted gold-silver mineralization similar to that being mined at the Ken Snyder (Midas) mine.

The known mineralization at Almaden is controlled by northwest, north northeast and east west structures and is associated with pervasive silica flooding, veining and breccia, argillic alteration and carbonate alteration.  The early silica cap is host to small mercury deposits mined in the past but contains little of the gold mineralization.  Gold mineralization is concentrated immediately below the silica cap. With the discovery of the Midas gold deposit in 1994, it became apparent that old mercury and/or mercury - gold occurrences in the Northern Nevada Rift have significant but virtually unexplored potential for high grade gold - silver mineralization below the exposed mercury rich hot springs. Since then, deposits such as Mule Canyon, Buckhorn and Hollister, originally thought to be Carlin-type derivatives were recognized as hot springs gold - silver - mercury occurrences representing the upper extremes of a typical hot springs hydrothermal system. Comparison of the Northern Nevada Rift with the volcanic rift of southwestern Idaho where the Almaden deposit is located suggests the two share numerous similarities, including the mid-Miocene age of the host rocks, the strong north-northwest controls on mineralization, the associated mercury and anomalous As and Sb, the depleted base metal contents, the hot springs alteration and the strata-controlled nature of alteration and mineralization in basinal sediments.

Given these similarities, a compelling case can be made that high level silica encapsulated gold-silver mineralization at Almaden may be the upper part of a deep-seated hot springs system with potential for bonanza grade quartz vein-hosted at depth. Accordingly a proposal for a 10,000-foot diamond drill program is being reviewed to test this interpretation.

The Qualified Person for the Almaden Gold Project is Curt Freeman, M.Sc, .consulting geologist for Freegold Ventures Limited and President of Avalon Development Corp.

GOLDEN SUMMIT PROJECT, (ALASKA)

Both the Grew Creek and Almaden project program recommendations are based on new geological models and interpretations. The recently completed 43-101 report on Golden Summit, has also proposed a new exploration approach.

Hi Yu Mine
vein swarm
Cleary Hill
vein swarm
Newsboy Mine
vein swarm
Ameican Eagle
vein swarm
0 Mile 1

FIGURE 11: Significant vein swarms in the Golden Summit project area. Black dots represent documented gold occurrences. Data from Avalon Development, 2005.

The 43-101 report highlights deep high grade potential for the more than 80 known gold occurrences within the project area, which have, to date, remained unexplored.  Given the propensity of mesothermal systems to extend to depths in excess of 5,000 feet, it is conceivable that one or more of the vein systems known to exist on the Golden Summit project are host to currently attractive resources to depths well in excess of 1,000 feet below current erosional surfaces.

Although drilling efforts in 2004 were directed at targets below those previously tested at Cleary Hill and Tolovana, none of Freegold's drilling has tested any prospect deeper than 800 feet. Evidence from past mining suggests gold mineralization at Golden Summit extends for over 1,000 feet of vertical relief between the surface outcrops of the Robinson prospect (elevation 2,150 feet) and the lowest elevation where mining was documented (Tolovana shaft, elevation 1,150 feet).  Earlier drilling on the Christina vein by Placid Oil intercepted high-grade gold mineralization up to 1,000 feet below surface and gold-bearing veins at Fort Knox have now been intercepted over a vertical distance of at least 2,200 feet without apparent change to the high grade character of the structure, but with significant changes to the texture of the mineralization.

Situated in a road accessible mining district with excellent land status and infrastructure, coupled with the district's two historic high-grade producers, Golden Summit remains an obvious target for future exploration.  A multi-phase exploration program is being considered for 2005 that includes additional drilling, GIS compilation, ground geophysics and deep PQ core drilling at one or more of the known high grade gold prospects on the property.

The Qualified Person for the Golden Gold Project is Curt Freeman, M.Sc., consulting geologist for Freegold Ventures Limited and President of Avalon Development Corp.

In addition, Freegold is also continuing to review other properties for possible acquisition that have the potential to significantly increase the value of our exploration portfolio.

About Freegold Ventures Limited

Freegold Ventures is a gold exploration company with properties located in Idaho, Alaska and the Yukon. In Alaska. Freegold holds the Golden Summit Project, an advanced stage exploration gold project northeast of Fairbanks, Alaska. Golden Summit lies 5 miles north of the current producing Fort Knox Mine, Alaska's largest gold producer.  Freegold also holds the Rob Project in the highly prospective Tintina Gold Belt. The Tintina gold belt has emerged as one of North America's most important gold districts and hosts a number of gold deposits throughout the Yukon and Central Alaska, most notably the Fort Knox, Pogo and Brewery Creek deposits. In addition to its Alaskan gold projects Freegold holds the Union Bay PGE project, a joint venture with Pacific North West Capital Corp, and Lonmin PLC, the world's third largest producer of platinum group metals.  Other projects of significance include the Grew Creek Gold Project, Yukon, and the Almaden Gold Project, Idaho.

On behalf of the Board of Directors

Harry Barr, Chairman

For further information please contact:

Investor Relations: 1.800.667.1870

Facsimile: 604.685.8045

2303 West 41st Avenue

Vancouver, BC,V6M 2A3

The Toronto Stock Exchange has neither approved nor disapproved the contents of this news release. CUSIP: 45953B107

Disclaimer

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Freegold Ventures Limited

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

May 16, 2005

Item 3: Press Release

A Press release dated and issued May 16, 2005 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

Freegold and Lonmin Plc announced today that a US$1.10 million exploration budget has been approved for the Union Bay Platinum Project located in southeast Alaska.

Item 5: Full Description of Material Change

Vancouver, BC - May 16th, 2005, Freegold Ventures Limited (ITF:TSX), Pacific North West Capital Corp. (PFN:TSX), and Lonmin Plc today announced that a US $1.10  million exploration budget has been approved for the Union Bay Platinum Project, located in southeast Alaska. For the past two years Lonmin has been providing full funding for the exploration programs at Union Bay. This year's program will focus on the further delineation and drilling of targets identified as a result of previous years' field programs, in particular the targets identified from the airborne electromagnetic and magnetic surveys flown in 2004.

Harry Barr, Chairman of Freegold Ventures Limited. noted that we are extremely pleased to have Lonmin elect to fund the program at Union Bay for a third season.

In 2004, the partners carried out an extensive exploration program that consisted of reconnaissance geochemical sampling, core drilling on the Continental zone and a combined airborne magnetic and multi-frequency electromagnetic (EM) survey.

The 2004 reconnaissance program was concentrated around the Continental Zone, where the 2003 field program discovered platinum values ranging from 1 to 14 grams per tonne.  Initial 2004 field work returned significant platinum values from grab samples taken from ultramafic rock units that are located along strike of the PGE-bearing rocks on the Continental zone (see News release of September 16th, 2004 for detailed results).  The prospective magmatic units that are favorable for PGE mineralization have been traced over a composite strike length of approximately 6 kilometers.  These units remain open along strike and at depth.

During 2004, 5,973 feet of diamond core drilling was completed in 10 holes in the Continental zone.  This drilling was targeted at surface saw cut channel sample results collected in 2003 (See Press Release January 20th 2004). Drilling results at Continental indicate that the favorable magmatic horizon can be traced chemically and physically. The favorable magmatic unit consists of mixed pyroxenite and wehrlite containing variable amounts of magnetite. Similar conclusions were drawn from surface sampling at Continental in 2003.  Reconnaissance exploration conducted during and following drilling, was designed to locate and evaluate extensions of the favorable magmatic units defined at Continental.

The airborne geophysical survey consisted of 744 line kms, and resulted in the delineation of several priority targets.  Exploration in 2005 will focus on drilling targets generated from the airborne magnetic surveys and ground follow-up.

The Union Bay project is hosted in an Alaska - Uralian type zoned ultramafic complex located at tidewater 35 miles north of Ketchikan, Alaska and consists of 711 unpatented Federal lode mining claims covering 15,940 acres, and 6 State of Alaska mining claims covering 240 acres.  The project is a joint venture between Pacific North West Capital Corp, the operator, Freegold Ventures Limited and Lonmin Plc. Lonmin may earn up to a 70% interest in the project by delivering a full feasibility study. Upon the decision by the JV Management Committee to proceed to place the project into commercial production, Lonmin will arrange 100% of the required financing. Following commencement of commercial production, PFN and Freegold will each repay their share of the financing costs and contribute pro rata to operating costs

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___May 16, 2005_______________

Date

"Taryn Downing"

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Freegold Ventures Limited

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

May 10, 2005

Item 3: Press Release

A Press release dated and issued May 10, 2005 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

Freegold Reviews Exploration Activities and Announces Plans for updated Resource Calculations.

Item 5: Full Description of Material Change

See attached news release.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___May 10, 2005______________

Date

"Taryn Downing"

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity